SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 21)*


                             THE MARCUS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $1.00 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   566330 10 6
            ---------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 1999
            ---------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [ ]    Rule 13d-1(b)

      [ ]    Rule 13d-1(c)

      [X]    Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))
                                Page 1 of 4 Pages

---------------------------------
     CUSIP No. 566330 10 6
---------------------------------


================================================================================
   1       NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
           Diane M. Gershowitz
--------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                    (a)[ ]
           Not Applicable                                           (b)[ ]
--------------------------------------------------------------------------------
  3        SEC USE ONLY

--------------------------------------------------------------------------------
  4        CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
     NUMBER OF          5    SOLE VOTING POWER

      SHARES                 2,056,824
                     -----------------------------------------------------------
   BENEFICIALLY         6    SHARED VOTING POWER

     OWNED BY                970,218
                     -----------------------------------------------------------
      EACH              7    SOLE DISPOSITIVE POWER

    REPORTING                2,056,824
                     -----------------------------------------------------------
     PERSON             8    SHARED DISPOSITIVE POWER

      WITH                   970,218
--------------------------------------------------------------------------------
  9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,027,042
--------------------------------------------------------------------------------
 10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)                                          [ ]

           N/A
--------------------------------------------------------------------------------
 11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           10.13%
--------------------------------------------------------------------------------
 12        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           IN
================================================================================


                               Page 2 of 4 Pages

---------------------------------
     CUSIP No. 566330 10 6
---------------------------------


          This Amendment No. 21 to Schedule 13G with regard to The Marcus Corporation is being filed on behalf of the undersigned to amend Item 4 of the originally filed Schedule 13G. Except as expressly stated herein, there have been no material changes in the information set forth in the Schedule 13G.

          Item 4.  Ownership (as of December 31, 1999):
          ------   ---------

                    (a)  Amount Beneficially Owned: 3,027,042

                    (b)  Percent of Class: 10.13%

                    (c)  Number of shares as to which such person has:

                         (i)   sole power to vote or to direct the vote:
                               2,056,824 Shares

                         (ii)  shared  power to vote or to direct the vote:
                               970,218 Shares

                         (iii) sole power to dispose or to direct the
                               disposition of:  2,056,824 Shares

                         (iv) shared power to dispose or to direct the disposition of: 970,218 Shares

          The undersigned currently has the right to acquire upon the exercise of stock options granted by The Marcus Corporation under its stock option plan 5,875 shares of Common Stock and 76,662 shares of Common Stock are held individually by the undersigned. The remaining reported beneficial ownership of Common Stock results from the beneficial ownership of shares of Class B Common Stock, which are convertible at any time into Common Stock on a share-for-share basis. The percentage of class figure assumes conversion of all outstanding shares of Class B Common Stock into shares of Common Stock. Since each share of Class B Common Stock is entitled to 10 votes as opposed to 1 vote for each share of Common Stock, it is extremely unlikely that Ms. Gershowitz would alone convert a significant portion of her Class B Stock into Common Stock.

          Ms. Gershowitz's beneficial ownership consists of:

          (i) 5,875 shares of Common Stock which Ms. Gershowitz has the right to acquire upon exercise of stock options;

          (ii)      76,662  shares  of Common  Stock  held  individually  by Ms.
                    Gershowitz;

          (iii) 1,974,287 shares of Class B Common Stock held individually by Ms. Gershowitz;

          (iv) 2,067 shares of Class B Common Stock held individually by Ms. Gershowitz's husband; and

          (v)       968,151   shares  of  Class  B  Common  Stock  held  by  Ms.
                    Gershowitz as Trustee.

          The trusts and Mr. Gershowitz, for shares held individually, each have the right to receive dividends and proceeds from the sale of securities held thereby.


                               Page 3 of 4 Pages

---------------------------------
     CUSIP No. 566330 10 6
---------------------------------



                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 10, 2000
------------------------------------------
Date



/s/ Stephen H. Marcus
------------------------------------------
By Stephen H. Marcus as attorney-in-fact
pursuant to a power of attorney previously
filed with the Commission and incorporated
by reference.